UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 10, 2020

LIGAND PHARMACEUTICALS INCORPORATED

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-33093	77-0160744
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3911 Sorrento Valley Boulevard, Suite 110 San Diego, CA	94608
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (858) 550-7500

N/A

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.001 per share	LGND	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933(§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On August 10, 2020, Ligand Pharmaceuticals Incorporated (“Ligand”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pelican Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Ligand (“Acquisition Sub”), and Pfenex Inc., a Delaware corporation (“Pfenex”). Ligand’s board of directors has unanimously approved the Merger Agreement.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Acquisition Sub has agreed to commence, no later than August 31, 2020, a cash tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.001 per share, of Pfenex (the “Pfenex Common Stock”) for a purchase price of (i) $12.00 per share, in cash, without interest (the “Cash Portion”), and (ii) a non-transferrable contractual right (a “CVR”), pursuant to the Contingent Value Rights Agreement (as it may be amended from time to time, the “CVR Agreement”), to receive a contingent payment upon the achievement of a certain milestone as set forth in the CVR Agreement and described below, without interest (the “CVR Portion”, and together with the Cash Portion, the “Offer Price”), subject to any required tax withholding and upon the other terms and subject to the conditions of the Merger Agreement. The Offer will expire at midnight (New York City time) at the end of the day on the date that is twenty (20) business days following the commencement of the Offer, unless extended in accordance with the terms of the Merger Agreement, including as required by the applicable rules and regulations of the U.S. Securities and Exchange Commission.

Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Acquisition Sub will merge with and into Pfenex, with Pfenex surviving as a wholly owned subsidiary of Ligand (the “Merger”). The Merger Agreement contemplates that, if the Offer is completed, the Merger will be effected pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law (the “DGCL”), which permits completion of the Merger without a vote of the Pfenex stockholders upon the acquisition by Acquisition Sub of a majority of the aggregate voting power of Pfenex Common Stock issued and outstanding. In the Merger, each outstanding share of Pfenex Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Pfenex Common Stock owned by Ligand, Acquisition Sub or Pfenex, or any of their respective wholly owned subsidiaries, or (ii) Pfenex Common Stock held by stockholders who have validly exercised their appraisal rights under the DGCL) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes.

Upon the terms and subject to the conditions set forth in the Merger Agreement, each option to purchase shares of Pfenex Common Stock (a “Pfenex Option”) with an exercise price equal to or less than the Cash Portion that remains outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into a right to receive, with respect to each share of Pfenex Common stock subject to such Pfenex Option, an amount in cash, without interest, equal to the excess, if any, of (i) the Cash Portion over the per share exercise price of such Pfenex Option, plus (ii) the CVR Portion (the “Option Consideration”). All Option Consideration will be paid without interest and less any applicable tax withholdings.

Under the Merger Agreement, Acquisition Sub’s obligation to accept and pay for shares of Pfenex Common Stock that are tendered in the Offer is subject to customary conditions, including, among others: (i) the condition that, prior to the expiration of the Offer, there have been validly tendered and not validly withdrawn a number of shares of Pfenex Common Stock, that, upon the completion of the Offer, together with the shares of Pfenex Common Stock then owned by Ligand, Acquisition Sub, and Pfenex would represent at least a majority of the aggregate voting power of Pfenex Common Stock outstanding immediately after the completion of the Offer; (ii) the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the absence of legal restraints on Acquisition Sub’s ability to accept and pay for shares of Pfenex Common Stock tendered into the Offer; and (iv) certain other customary conditions set forth in the Merger Agreement. The Offer is not subject to any financing condition.

The Merger Agreement contains certain termination rights for each of Ligand and Pfenex if the Offer is not consummated on or prior to February 10, 2021. Upon termination of the Merger Agreement under specified circumstances, including Ligand’s termination due to a change in the recommendation of Pfenex’s board of directors, Pfenex will be required to pay to Ligand a termination fee of $17,500,000.

The Merger Agreement contains representations, warranties and covenants of Ligand, Acquisition Sub, and Pfenex that are customary for a transaction of this nature, including among others, covenants regarding the conduct of Pfenex’s business during the pendency of the transactions, public disclosures, and the use of reasonable best efforts to cause the conditions to the transaction to be satisfied.

In addition, under the terms of the Merger Agreement, during the pendency of the transaction, Pfenex is not permitted to solicit or otherwise facilitate any alternative transaction proposals. Notwithstanding this limitation, prior to the expiration of the Offer, subject to customary limitations and conditions, Pfenex may provide information and participate in discussions or negotiations with a third party that has made a bona fide, written and unsolicited acquisition proposal that Pfenex’s board of directors has determined in good faith, after consultation with its financial advisor and outside legal counsel, either constitutes or would reasonably be expected to lead to a “Superior Proposal” (as defined in Merger Agreement) and failure to take such actions would be inconsistent with its fiduciary duties.

The Merger Agreement has been unanimously approved by the board of directors of each of Ligand, Acquisition Sub and Pfenex. The board of directors of Pfenex unanimously recommends that stockholders of Pfenex tender their shares of Pfenex Common Stock in the Offer.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, which is attached as Exhibit 2.1 to this Current Report on Form 8-K, and is incorporated herein by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Pfenex, Ligand or Acquisition Sub. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by Pfenex to Ligand in connection with the signing of the Merger Agreement. This confidential disclosure letter contains information that modifies, qualifies, and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purposes of allocating risk between Ligand and Pfenex rather than establishing matters of fact. Accordingly, the Merger Agreement should not be relied on as characterizations of the actual state of facts about Ligand, Acquisition Sub or Pfenex.

Support Agreements

Concurrently with the execution of the Merger Agreement, all directors and executive officers of Pfenex, in their respective capacities as stockholders of Pfenex, entered into a Support Agreement with Ligand and Acquisition Sub (the “Support Agreement”), pursuant to which the signatories have agreed, among other things, and subject to the terms and conditions of the Support Agreements, to tender all of their respective shares of Pfenex Common Stock (including those owned through the exercise of Pfenex Options) into the Offer, which, as of August 9, 2020, in the aggregate represent approximately 6% of the outstanding shares of Pfenex Common Stock. The Support Agreements terminate upon the occurrence of certain events, including the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Support Agreement, the form of which is attached as Exhibit 99.1, and is incorporated herein by reference.

Contingent Value Rights Agreement

At or prior to the time that Acquisition Sub accepts for payment all shares of Pfenex Common Stock validly tendered and not properly withdrawn pursuant to the Offer, Ligand and a duly qualified rights agent (the “Rights Agent”) will enter into the CVR Agreement, pursuant to which each share of Pfenex Common Stock held by the stockholders immediately prior to the Closing shall be entitled to receive one non-transferrable CVR entitling such holders to receive, subject to the achievement of a certain specified milestone by December 31, 2021, an amount in cash equal to $2.00.

The CVR Agreement provides that the required milestone will be achieved upon, with respect to Pfenex’s teriparatide iInjection (also referred to as PF708 or BonsityTM) (the “CVR Product”), the receipt of a notice from the U.S. Food and Drug Administration (the “FDA” ) that the CVR Product is therapeutically equivalent (as will be indicated by assignment of a therapeutic equivalence code that begins with an “A” in the FDA publication, Approved Drug Products with Therapeutic Equivalence Evaluations) with respect to the listed product, FORTEO® (teriparatide injection) (the “CVR Payment Milestone”).

CVRs are complex instruments and a number of factors will determine whether any amount will actually be paid to Pfenex’s stockholders in accordance with the terms of the CVR Agreement. If the milestone is not met, the CVRs will have no value. There can be no assurance that the milestone set forth in the CVR Agreement will be achieved and that the resulting payment will be required of Ligand.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by the full text of the CVR Agreement, the form of which is attached as Exhibit 99.2 and is incorporated herein by reference.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of Pfenex Inc. (“Pfenex”) by Ligand Pharmaceuticals Incorporated (“Ligand”), Pelican Acquisition Sub, Inc. (“Acquisition Sub”), a wholly owned subsidiary of Ligand will commence a tender offer for all of the outstanding shares of Pfenex. The tender offer has not commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Pfenex. It is also not a substitute for the tender offer materials that Ligand and Acquisition Sub will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, Ligand and Acquisition Sub will file tender offer materials on Schedule TO with the SEC, and Pfenex will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY PFENEX’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Pfenex’s stockholders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to all of Pfenex’s stockholders by contacting Pfenex at InvestorRelations@pfenex.com or by phone at (858) 352-4400, or by visiting Pfenex’s website (www.pfenex.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Pfenex with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. PFENEX’S STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY LIGAND AND ACQUISITION SUB OR PFENEX WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, LIGAND AND PFENEX.

Forward-Looking Statements

This report contains forward-looking statements by Ligand that involve risks and uncertainties and reflect Ligand’s judgment as of the date of this report. These forward-looking statements include, without limitation, statements regarding: the timing of the anticipated acquisition and when and whether the anticipated acquisition ultimately will close; the potential contributions the acquisition is expected to bring to Ligand, including technologies, collaborations and revenue streams, the potential to secure additional licenses, and development operations; and the expected impact on Ligand’s future financial and operating results. Actual events or results may differ from Ligand’s expectations due to risks and uncertainties inherent in Ligand’s business, including, without limitation: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Ligand may not receive sufficient number of shares tendered from Pfenex’s stockholders to complete the tender offer; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each of Ligand or Pfenex to consummate the transaction; risks that the proposed transaction disrupts the current plans and operations of Ligand or Pfenex; the ability of Pfenex to retain key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; Ligand’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating Pfenex with its existing businesses; the impact of COVID-19 on Ligand’s and Pfenex’s businesses and the timing of the transaction; legislative, regulatory and economic developments; and other risks described in Ligand’s prior filings with the SEC. The failure to meet expectations with respect to any of the foregoing matters may reduce Ligand’s stock price. Ligand disclaims any intent or obligation to update these forward-looking statements after the date hereof. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 10, 2020, by and among Pfenex, Inc., Ligand Pharmaceuticals Incorporated and Pelican Acquisition Sub, Inc.*

99.1	Support Agreement, dated August 10, 2020, by and among Ligand Pharmaceuticals Incorporated, Pelican Acquisition Sub, Inc. and the directors and executive directors of Pfenex, Inc.

99.2	Form of Contingent Value Rights Agreement.

104	Cover page Interactive Data File (formatted as inline XBRL contained in Exhibit 101)

*

Certain schedules and annexes have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or annex will be furnished as a supplement to the U.S. Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIGAND PHARMACEUTICALS INCORPORATED

Date: August 10, 2020
	By:	/s/ Matthew Korenberg
Matthew Korenberg
Executive Vice President, Finance and Chief Financial Officer Duly Authorized Officer and Principal Financial Officer